Exhibit 99.3

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED September 30, 2025

December 10, 2025

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS	5
2.	OUR STRATEGY	5
3.	RECENT DEVELOPMENTS	6
4.	SELECTED ANNUAL FINANCIAL INFORMATION	10
5.	LIQUIDITY AND CAPITAL RESOURCES	18
6.	OUTSTANDING SHARE DATA	19
7.	OFF-BALANCE SHEET ARRANGEMENTS	19
8.	RELATED PARTY TRANSACTIONS	19
9.	CRITICAL ACCOUNTING ESTIMATES	19
10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS	20
11.	FINANCIAL AND OTHER INSTRUMENTS	20
12.	DISCLOSURE CONTROLS	20
13.	INTERNAL CONTROL OVER FINANCIAL REPORTING	20
14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES	21
15.	OTHER RISKS	25

●	Introduction

Management’s discussion and analysis (“MD&A”) provides our viewpoint on our Company, performance and strategy. “We,” “us,” “our,” “Company” and “Electrovaya” include Electrovaya Inc. and its wholly owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on December 10, 2025, and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the quarters and year ending September 30, 2025, and 2024, and should be read in conjunction with our consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company’s consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including Electrovaya’s current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and the EDGAR website for SEC regulatory filings at sec.gov/EDGAR.

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●	Forward-looking statements

This MD&A contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than 30% revenue growth (exceeding $83 million) over FY 2025 in FY 2026, order growth and customer demand in FY 2026, mass production schedules, , the Company’s ability to start production of cells at the Jamestown, New York facility by end of FY 2026, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2026. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $100-125 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2026, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY is estimated towards the end of FY 2026 or first quarter of FY 2027, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue growth in FY 2026 of more than 30% over FY 2025 (exceeding $83 million), the predictability of sales and success of the Company’s products in verticals other than material handling, the imposition of a tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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The revenue for the periods described herein constitute future-oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward-Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS

Electrovaya is a technology-focused lithium-ion battery company engaged in the design, development and manufacturing of advanced battery cells, modules and systems. The Company’s products primarily are based on its proprietary Infinity Battery Technology, which incorporates ceramic-enhanced lithium-ion cell constructions and advanced materials that deliver high safety performance, long cycle life and strong durability in demanding operating environments. These characteristics make Electrovaya’s products suitable for mission-critical applications, including material-handling equipment, robotic and autonomous vehicles, heavy-duty electric vehicles, defense-related platforms and stationary energy-storage systems.

Electrovaya’s development activities draw upon capabilities in electrochemistry, materials science, mechanical and electrical engineering, and battery-management software. The Company maintains an expanding intellectual-property portfolio related to advanced materials, cell designs, ceramic components, separator technologies and system-level battery architectures. Electrovaya is also engaged in programs related to next-generation solid-state and hybrid solid-state battery technologies, as well as improvements to its existing Infinity platform.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario at 6688 Kitimat Road. The location, which comprises approximately 62,000 square feet, is designed to enhance the Company’s productivity and efficiency. The Company also owns a 52-acre site including a 137,000 square foot manufacturing site at 1 Precision Way in Jamestown New York. This site is intended to be Electrovaya’s US headquarters and a key manufacturing hub. The setup of the Jamestown manufacturing hub started in later part of FY2025 and will continue through FY 2026 with aim of commercial cell manufacturing in early FY 2027. Following completion and commissioning, the facility is expected to increase production capacity and provide U.S.-based manufacturing capabilities aligned with evolving supply-chain and national energy-security objectives. The Company maintains research, engineering and manufacturing operations and has operating personnel in both Canada and the USA.

The Company’s commercial offerings include low-voltage and high-voltage battery systems supplied to a range of industrial and transportation markets. These include material-handling equipment, robotic vehicles, airport ground-support equipment, speciality defense applications, construction and mining equipment, electric buses and trucks, and grid-connected or behind-the-meter energy-storage installations. While the material-handling sector has historically represented a significant share of the Company’s revenue, Electrovaya continues to expand into adjacent markets where long operating life, enhanced safety and reliable high-power performance are essential.

2.	OUR STRATEGY

We have developed a highly proprietary and specialized lithium-ion technology that provides superior cycle life and safety. Given these advantages, the Company is focused on applications where those two performances differentiators provide the greatest benefits which has led to a focus on heavy duty and mission critical applications. These often require battery systems to provide around the clock operational capability, longer life and better safety and include material handling, robotics, transit, aerospace and other intensive electrified applications. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for these intensive applications. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Our goal is to utilize our battery and systems technology to develop and commercialize mass-production levels of battery systems for our targeted end markets.

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To achieve these strategic objectives, we intend to:

●	Establish global strategic relationships in order to broaden the market potential of our products and services.

●	Develop and commercialize leading-edge technology for heavy duty and mission critical electrified applications, as well as partnering with key large organizations to bring them to market.

●	Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

●	Focus on intensive use and mission critical applications such as the logistics and e-commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

3.	RECENT DEVELOPMENTS

On October 17, 2024, the Company announced a CDN$2 million investment from the Government of Canada through the Federal Economic Development Agency for Southern Ontario. The funding will be used to support investments in automation, AI and capacity enhancements at the Company’s Mississauga, Ontario manufacturing facility.

On November 12, 2024, the Company announced it had received a purchase order valued at approximately US$3.5 million for immediate delivery of its batteries from one of its OEM sales channels. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Australia for powering material handling electric vehicles in its warehouse operations.

On November 14, 2024, the Company announced that it has secured a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States (“EXIM”) under the bank’s ‘Make More in America’ initiative. This financing will fund Electrovaya’s battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility.

On December 3, 2024, the Company announced it had received a purchase order valued at approximately US$4.1 million for immediate delivery of its batteries. The batteries will be used by a leading Fortune 500 retailer in the United States for powering material handling electric vehicles in two existing warehouse sites. Additional sites are also being planned for conversion on top of the two orders received.

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On December 16, 2024, the Company announced that its Infinity Series Lithium-Ion Phosphate (LFP) based cell had successfully achieved UL2580 recognition. This milestone underscores the exceptional safety and reliability of Electrovaya’s battery technology, meeting the rigorous safety standards set by UL2580, including the stringent external fire test (projectile test).

On December 18, 2024, the Company announced that in connection with its previously completed public offering of 5,175,000 common shares in the capital of the Company (the “Common Shares”) at the price of US$2.15 per Common Share (the “Offering Price”) for gross proceeds of approximately US$11.1 million (the “Offering”) that Roth Capital Partners, acting as sole book-running manager, and Raymond James Ltd. and Craig-Hallum Capital Group LLC acting as the co-lead book-running managers in the Offering, have purchased an additional 776,250 Common Shares at the Offering Price, for additional gross proceeds to the Company of US$1,668,937.50, before deducting the underwriting commissions, pursuant to their exercise in full of the over-allotment option (the “Over-Allotment Option”). After giving effect to the full exercise of the Over-Allotment Option, the Company sold 5,951,250 Common Shares under the Offering, for aggregate gross proceeds of US$12,795,188.00.

On March 4, 2025, the Company announced it has received a purchase order through its OEM sales channel valued at approximately US$4.2 million. The batteries will be used by a rapidly growing cold storage third party logistics operator in the United States for powering material handling electric vehicles. The end user currently operates six facilities with Electrovaya’s Infinity Battery Technology.

On March 6, 2025, the Company announced that it has received orders from a second global construction OEM through its partnership with Sumitomo Corporation Power & Mobility (“SCPM”), a 100% subsidiary of Sumitomo Corporation (TYO:8053). This order is for high voltage battery systems for a leading global Japanese headquartered construction equipment manufacturer. The orders were placed under Electrovaya’s existing Supply Agreement with SCPM and will be delivered in Japan in 2025.

On March 10, 2025, the Company announced that it has closed a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States (“EXIM”) under the bank’s ‘Make More in America’ initiative.

On March 10, 2025, the Company announced that it has closed a credit agreement with the Bank of Montreal Corporate Finance (“BMO”) for a senior secured asset based lending facility (the “Facility”) which includes a three year term and which includes the following features:

●	Revolving asset based facility of US $20.0 Million

●	Accordion of US $5.0 million to support further growth when required

●	Ancillary credit products for foreign currency hedging and credit cards

On March 27, 2025, the Company announced it had received purchase orders through its OEM sales channel valued at approximately US$7.3 million. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Canada for powering material handling electric vehicles in multiple distribution centers. This order followed a recent $3.5 million order from the same end customer that was placed in November 2024.

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On April 1, 2025, the Company announced it had received a purchase order valued at approximately US$8.7 million. The batteries will be used by a leading Fortune 500 retailer in the United States for powering material handling electric vehicles in three existing warehouse sites. This order followed a recent $4.1million order from the same end customer for two distribution centers that was placed in December 2024.

On April 30, 2025, the Company announced that it received the Make More in America Deal of the Year award from the Export Import Bank of the United States.

On May 7, 2025, the Company announced that it had begun battery systems manufacturing operations out of its Jamestown New York facility. It also announced that it had placed over $40 million worth of capital equipment orders to prepare for cell and module manufacturing, slated to begin in mid 2026.

On June 3, 2025, the Company announced that it has received a repeat order valued at approximately $6.3 million from a Fortune 100 e-commerce customer for infinity battery systems.

3.1 Business Highlights, Subsequent Events and 2026 Outlook

Business Highlights - Q4 FY 2025

On July 8, 2025, the Company announced that it has entered into a Commercial Supply Agreement with Janus Electric Holdings Limited (ASX:JNS), an Australia based pioneer in the electrification of heavy transport vehicles.

On July 15, 2025, the Company announced the receipt of new purchase orders totaling approximately US$4.5 million through its OEM sales channel.

On July 22, 2025, The Company announced that it has launched multiple battery system products for a variety of robotic vehicle platforms. These battery systems developed in collaboration with three major OEM partners, with 2 based in the USA and 1 in Japan for a variety of robotic vehicle applications ranging from material handling to surveillance applications. Initial deliveries to all three OEMs will begin in the current quarter with anticipated commercial deliveries accelerating from FY 2026 onwards.

On July 29, 2025, the Company announced the launch of multiple battery system products designed specifically for airport ground support equipment (GSE). Developed in collaboration with a major original equipment manufacturer (OEM) supplier, these innovative systems support a broad range of electrified ground support equipment (GSE) applications, including airplane tuggers, baggage tractors, belt loaders, cargo loaders, and more.

On September 3, 2025, the Company announce that it has successfully completed shipment of its first battery modules to Japan from its Canadian manufacturing facility.

On September 9, 2025, the Company announced the commercial launch of its next-generation Energy Storage Systems (“ESS”), developed to address the growing demand for safe, durable, and cost-effective stationary energy storage solutions.

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On September 17, 2025, the Company announced that it has commenced drawdowns on its $50.8 million EXIM debt Facility (“Facility”) which is tied to capital and engineering expenses at its Jamestown, NY facility.

Subsequent Events

On October 31, 2025, the Company announced the establishment of a subsidiary in Japan. The new entity, Electrovaya Japan, will serve as a local platform to expand the Company’s commercial activities and to support its growing customer base and strategic relationships across the Japanese market.

On November 4, 2025, the Company announced that it was commencing an underwritten public offering (the “Offering”) of its common shares (the “Common Shares”). The Company expects to grant the underwriters a 30-day option to purchase up to an additional 15% of Common Shares at the public offering price. All of the Common Shares are being offered by the Company.

On November 5, 2025, the Company announced the pricing of its previously announced public offering (the “Offering”) of 4,700,000 common shares of the Company (“Common Shares”) at a price to the public of US$5.20 per Common Share. The Company has granted the underwriters a 30-day option to purchase up to an additional 705,000 Common Shares at the public offering price, less underwriting discounts and commissions.

On November 6, 2025, the Company announced the closing of its previously announced public offering (the “Offering”) of 4,700,000 common shares of the Company (“Common Shares”) at a price to the public of US$5.20 per Common Share. The underwriters elected to exercise the overallotment option in full, resulting in an additional 705,000 Common Shares being issued today for aggregate gross proceeds, before deducting the underwriting discounts and commissions and other offering expenses payable by Electrovaya, of approximately US$28.1 million.

Positive Financial Outlook:

The Company anticipates strong growth into FY2026 with estimated revenues growth to exceed 30% over FY 2025 (in excess of $83 million) driven by continuing demand from the Company’s largest end users of material handling batteries and our entry into additional market verticals. This guidance is prepared by taking into account its existing purchase orders, along with anticipated pipeline from its key end users and customers. This guidance also takes into consideration a percentage of anticipated revenue that potentially may be deferred to FY 2027. This guidance is subject to change and is made barring any unforeseen circumstances. See “Forward-Looking Statements”.

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4.	SELECTED ANNUAL FINANCIAL INFORMATION

4.1	Operating Segments

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4.2	Selected Annual Financial Information for the Years Ended September 30, 2025, 2024 and 2023

Results of Operations

(Expressed in thousands of U.S. dollars)

	Year Ended September 30,
	2025	2024	2023
Total Revenue	63,826	44,615	44,059
Direct manufacturing costs	44,106	30,926	32,203
Gross margin	19,720	13,689	11,856
GM%	30.9%	30.7%	26.9%
Expenses
Research & development	4,379	3,038	3,382
Government assistance	(89)	(316)	(387)
Sales & marketing	2,928	2,935	1,897
General & administrative	3,679	3,939	3,687
Stock based compensation	1,756	2,155	1,167
Depreciation and amortization	1,527	1,209	907
	14,180	12,960	10,653

Income from operations	5,540	729	1,203

Finance Cost	2,755	3,700	2,835
Change in derivative liability	915	(1,334)	(361)
Foreign exchange (gain)/loss	560	(152)	887
	1,310	(1,485)	(2,158)

Income tax recovery	2,053	—	679

Net income (loss) for the year	3,363	(1,485)	(1,479)

Revenue

Revenue increased to $63.8 million, compared to $44.6 million for the years ended September 30, 2025 and 2024 respectively, an increase of $19.21 million or 43.1%. A significant increase over both years. Revenue was predominantly from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for $63.34 million or 99.2% of revenue for FY 2025 and $42.9 million or 96.3% for FY2024. Sale of engineering services, research grants, and other sources of revenue, including Government assistance, accounted for the remaining $0.49 million or 0.8% in FY 2025 and $1.6 million or 3.7% in FY 2024.

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	Year Ended September 30,
	2025	2024	2023
Battery Systems	63,336	42,970	42,168
Services	240	983	216
Research Grants	250	26	693
Other Revenue	—	636	982
	63,826	44,615	44,059

Direct Manufacturing Costs and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin increased to $19.7 million, compared to $13.7 million for the year ended September 30, 2025 and September 30, 2024, respectively, an increase of $6.0 million or 44.1%. The gross margin percentage was 30.9% for the year ended September 30, 2025, compared to 30.7% for the prior year.

	Year ended September 30,
	2025	2024	2023
Total revenue	63,826	44,615	44,059
Direct manufacturing cost	44,106	30,926	32,203
Gross margin	19,720	13,689	11,856
GM%	30.9%	30.7%	26.9%

When reviewing gross margin by revenue stream, the main driver of revenue, Battery Systems, shows a gross margin of 30.9% for the year.

Year Ended September 30,
	Revenue	GM %	GM $
Battery Systems	63,336	30.9%	19,579
Services	240	30.0%	72
Other Revenue	250	27.6%	69
	63,826	30.9%	19,720

Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement. In the current fiscal year, we have been able to take advantage of strong operational efficiencies and some economies of scale to help improve margins. The Company continues to monitor gross margin closely and has implemented measures to increase it for fiscal year 2026.

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Operating Expenses

Operating expenses include:

●	Research and Development (“R&D”): Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;

●	Government Assistance: The company applied for and received funding from the Industrial Research Assistance Program during the year;

●	Sales and Marketing: Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya’s product lines;

●	General and Administrative: General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company’s corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;

●	Stock based compensation: Recognizes the value based on Black-Scholes option pricing model of stock based compensation expensed over the relevant vesting period;

●	Depreciation and Amortization: Expenses relating to the depreciation and amortization of capital equipment, leasehold improvements and other assets.

Total operating expenses are $14.2 million compared to $12.9 million for the years ended September 30, 2025, and September 30, 2024, respectively, resulting in an increase of $1.2 million or 9.4% and $3.5 million or 33.1%. Within the year, R&D expenses increased by $1.3 million laying emphasises on the Company’s consistent commitment to address the growing number of projects, the engineering requirements of additional sales verticals, and on-going research in the areas of solid-state batteries, separator development and higher energy density batteries. The R&D expense will vary period to period as staff are utilized in R&D or production activities. Other movements in the year included a decrease in government assistance by $0.2 million, a decrease in general & administrative costs by $0.3 million. Stock based compensation decreased in 2025 by $0.4 million. Sales and marketing costs remained flat year over year despite the significant increase in revenue. Due to capital additions in FY 2025, there is increase in depreciation and amortization charge by $0.3 million.

Net profit

The Company earned net profit in FY 2025 to the amount of $3.4 million which changed significantly from the losses incurred by the Company in FY 2024 to the amount of $(1.49) million, an increase in profitability of $4.9 million over each of the prior two fiscal years. The Company concluded FY 2025 with positive earnings per share of $0.09. Net profit was significantly affected by one off costs during the year. Finance costs include $0.4 million of charges relating to the termination of the previous debt. The exercise of warrants during the year also generated a significant adjustment to the income statement for the fair value of the derivative liability of $0.9 million. Excluding these one-off items, would generate a net profit of $4.7 million and earnings per share of $0.11.

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Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

Adjusted EBITDA[1]
		Year Ended September 30,
		2025	2024	2023
Income (Loss) from operations		5,540	729	1,203
Less:	Stock based compensation	1,756	2,155	1,167
	Depreciation and amortization	1,527	1,209	907

	Adjusted EBITDA[1]	8,823	4,093	3,277
	Adjusted EBITDA[1] %	14%	9%	7%

1 Non-IFRS Measure: Adjusted EBITDA is defined as profit/(loss) from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Adjusted EBITDA1 increased by $4.7 million from FY 2024, and $5.5 million from the FY 2023. The Company has had ten consecutive quarters of positive EBITDA and Management is committed to continue this trend.

Adjusted EBITDA1 will improve primarily through increased sales, maintaining gross margin percentage and controlling operating expenses. We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

Summary Financial Position

(Expressed in thousands of U.S. dollars)

	Year Ended September 30,
	2025	2024	2023
Total current assets	$48,564	$29,418	$25,906
Total non-current assets	15,367	10,064	10,608
Total assets	$63,931	$39,482	$36,514
Total current liabilities	10,078	28,531	26,611
Total non-current liabilities	22,726	2,366	2,757
Equity (Deficiency)	31,127	8,585	7,146
Total liabilities and equity (deficiency)	$63,931	$39,482	$36,514

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In the three-year period commencing September 30, 2023 and ending September 30, 2025 current assets have increased by $22.7 million, current liabilities have decreased by $16.5 million and the equity has increased by $23.9 million. The Company also finished the fiscal year with a positive current ratio 4.82.

Management is focused on continuing to improve the company’s financial position through the prudent use of debt and equity but most importantly achieving a profitable position and strong working capital management.

Summary Cash Flow

(Expressed in thousands of U.S. dollars)

		Year Ended September 30,
		2025	2024	2023
	Net income (loss) for the year	$3,363	$(1,485)	$(1,479)
Less:	Depreciation and amortization	1,454	1,209	907
	Loss on disp[osal of assets	73	—	—
	Stock based compensation	1,756	2,155	1,167
	Financing costs	3,670	2,339	2,474
	Foreign exchange	576	(40)	1
	Income tax recovery	(2,053)	—	—
	Gain on debt extinguishment	—	(936)	—
	Bad debt recovery (expense)	—	51	—
	Premium on purchase of SEJ	—	—	495
	Deferred tax recovery	—	—	(679)
	Cash provided by (used in) operating activities	$8,839	$3,293	$2,886
	Net change in working capital	(7,122)	(2,255)	(8,121)
	Cash from (used in) operating activities	1,717	1,038	(5,235)
	Cash (used in) investing activities	(12,042)	(666)	(903)
	Cash from (used in) financing activities	15,902	(629)	6,553
	Increase/(decrease) in cash	5,577	(257)	415
	Exchange difference	—	6	(9)
	Cash, beginning of year	781	1,032	626
	Cash at end of year	$6,358	$781	$1,032

The Company ended September 30, 2025, with $7.0 million of cash (including restricted cash of $0.7 million) as compared to $0.8 million for September 30, 2024. The Company showed a positive cash generated from operations of $1.7 million compared to cash generated from operations of $1.0 million for September 2024. Although the Company showed an increase in negative net changes in working capital compared to the prior year, the overall cash position of the company has significantly strengthened over the last year due to increasing revenue and general cost control measures adopted by the company.

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4.3 Quarterly Financial Results

Results of Operations

(Expressed in thousands of U.S. dollars

	2025
	Q1	Q2	Q3	Q4	Yr
Total Revenue	11,169	15,018	17,133	20,506	63,826
Direct Manufacturing Costs	7,761	10,345	11,856	14,144	44,106
Gross Margin	3,408	4,673	5,277	6,362	19,720
GM%	30.5%	31.1%	30.8%	31.0%	30.9%
Expenses
Research & development	984	1,070	1,169	1,156	4,379
Government assistance	(65)	(19)	(1)	(4)	(89)
Sales & marketing	780	504	582	1,062	2,928
General & administrative	1,167	1,106	634	772	3,679
Stock based compensation	415	288	543	510	1,756
Depreciation and amortization	317	328	388	494	1,527
	3,598	3,277	3,315	3,990	14,180

Gain (Loss) from operations	(190)	1,396	1,962	2,372	5,540

Finance cost	685	691	453	926	2,755
Change in derivative liability	17	(59)	138	819	915
Foreign exchange (gain)/loss	(472)	(64)	464	632	560
	230	568	1,055	2,377	4,230

Income tax recovery	—	—	—	2,053	2,053

Net income/(loss)	(420)	828	907	2,048	3,363

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	2024
	Q1	Q2	Q3	Q4	Yr
Total Revenue	12,091	10,695	10,274	11,555	44,615
Direct Manufacturing Costs	8,562	6,970	6,815	8,579	30,926
Gross Margin	3,529	3,725	3,459	2,976	13,689
GM%	29.2%	34.8%	33.7%	25.8%	30.7%
Expenses
Research & development	964	642	1,037	395	3,038
Government assistance	(58)	(29)	(34)	(195)	(316)
Sales & marketing	730	708	934	563	2,935
General & administrative	1,334	921	928	756	3,939
Stock based compensation	369	480	820	486	2,155
Depreciation and amortization	290	300	358	261	1,209
	3,629	3,022	4,043	2,266	12,960

Gain (Loss) from operations	(100)	703	(584)	710	729

Finance Cost	19	1,535	356	1,790	3,700
Change in derivative liability	—	—	—	(1,334)	(1,334)
Foreign exchange (gain)/loss	89	7	(616)	368	(152)
	108	1,542	(260)	824	2,214

Net Profit (Loss)	(208)	(839)	(324)	(114)	(1,485)

For the three-month period ended September 30, 2025, total revenue was $20.5 million. This represents an increase of $8.9 million over Q4 FY2024. The increase is attributable to the Company’s long-term commitment to sustainable growth in revenue. In line with the movement in revenue, gross margin increased by $3.4 million to $6.4 million for Q4 2025. Total operating expenses for Q4 2025 increased to $3.9 million compared to $2.3 million for Q4 2024, an increase of $1.7 million. In comparison to the prior year, research and development and sales and marketing costs both increase by $0.8 million and $0.5 million respectively.

Quarterly Adjusted EBITDA1

		2025
		Q1	Q2	Q3	Q4	Yr
Gain (Loss) from operations		(190)	1,396	1,962	2,372	5,540
Less:	Stock based compensation	415	288	543	510	1,756
	Depreciation and amortization	317	328	388	494	1,527

	Adjusted EBITDA[1]	542	2,012	2,893	3,376	8,823

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		2024
		Q1	Q2	Q3	Q4	Yr
Gain (Loss) from operations		(100)	703	(584)	710	729
Less:	Stock based compensation	369	480	820	486	2,155
	Depreciation and amortization	290	300	358	261	1,209

	Adjusted EBITDA[1]	559	1,483	594	1,457	4,093

1 Non-IFRS Measure: Adjusted EBITDA is defined as profit/loss from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Quarterly Adjusted EBITDA shows an improving trend from fiscal 2024 to fiscal 2025, driven by increased revenue and operational efficiencies.

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2025	$11,169	$15,018	$17,133	$20,506
2024	$12,091	$10,695	$10,274	$11,555
2023	$8,562	$8,470	$10,597	$16,430

Quarterly net income (losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2025	$(420)	$828	$907	$2,048
2024	$(208)	$(839)	$(324)	$(114)
2023	$(2,581)	$(303)	$(557)	$1,962

Quarterly net income (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2025	$(0.01)	$0.02	$0.02	$0.06
2024	$(0.00)	(0.03)	$(0.01)	$(0.00)
2023	$(0.08)	$(0.01)	$(0.02)	$0.06

Quarterly Revenue and Seasonality

In recent periods, revenue has been weighted towards the second half of the fiscal year, and management expects this trend to continue into FY 2026. This primarily reflects the higher weighting of end customers of the Company’s material handling products who are large retailers that typically avoid receiving battery deliveries during their peak season.

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The lithium ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and “lumpy”, or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders, it is management’s view that the sales will grow in a more predictable and consistent fashion.

5.	LIQUIDITY AND CAPITAL RESOURCES

During the year ended September 30, 2025, the Company generated cash from operations of $1.7 million (September 30, 2024: $1.0 million. As of September 30, 2025, the Company has working capital of $31.9 million (September 30, 2024: $0.9 million) and a net profit of $1.3 million (2024: $1.5 million).

The Company has begun the construction of its gigafactory in Jamestown, New York (the “Gigafactory”), after securing financing from Export-Import Bank of the United States (EXIM) for $50.8. million which was approved on November 14, 2024. The Company has also secured support from the State of New York including $2 million in grants and $4.5 million in refundable tax credits. The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$50 million.

Further, the Company continuously aims to improve its manufacturing process, equipment and facilities. The Company also anticipates gross margins to improve or remain consistent in fiscal year 2026 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

On September 30, 2025, the Company has the following contractual obligations:

2026	10,518
2027	963
2028	19,621
2029	1,951
2023 and beyond	3,588

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6.	OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

	Common Shares Number	Amount

Balance, September 30, 2023	33,832,784	115,041

Issuance of shares	10,024	30
Issuance of shares	42,157	169
Transfer from contributed surplus	—	501
Exercise of options	252,700	667
Balance, September 30, 2024	34,137,665	116,408
Issuance of shares	5,951,250	11,582
Transfer from contributed surplus	—	2,080
Exercise of warrants	845,000	3,249
Exercise of options	1,175,005	1,547
Balance, September 30, 2025	42,108,920	134,866

7.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the quarter ended September 30, 2025.

8.	RELATED PARTY TRANSACTIONS

Please refer to Note 15 to the September 30, 2025 Financial Statements for details on related party transactions.

9.	CRITICAL ACCOUNTING ESTIMATES

The Company’s management makes judgments in the process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 3 of the Company’s September 30, 2025 consolidated financial statements.

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10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt are disclosed in Note 4 of our consolidated financial statements and their related notes for the year ended September 30, 2025.

11.	FINANCIAL AND OTHER INSTRUMENTS

Please refer to Note 19 of the September 30, 2025 Financial Statements for details of Financial and Other Instruments.

12.	DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under “Internal Control over Financial Reporting”, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2025.

13.	INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

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Management assessed the effectiveness of the Company’s internal control over financial reporting on September 30, 2025, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013, and determined that the Company’s internal control over financial reporting was effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting on September 30, 2024.

14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital management objectives are:

●	to ensure the Company’s ability to continue as a going concern.
●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt composed of the Promissory note, less cash and cash equivalents as presented on the face of the statement of financial position.

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The Company sets the amount of capital in proportion to its overall financing structure, comprising equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	September 30,
	2025	2024
Total Equity	31,127	8,585
Cash and cash equivalents	(7,014)	(781)
Equity	24,113	7,804

Total Equity	31,127	8,585
Promissory Note	—	519
Short-term loan	—	1,630
Working capital facilities	—	16,283
Other Long-term liabilities	22,726	2,366
Overall Financing	53,853	29,383
Capital to Overall financing Ratio	0.45	0.27

Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	Year ended September 30,
	2025	2024
Cash and cash equivalents	7,014	781
Trade and other receivables	16,474	11,292
Carrying amount	23,488	12,073

Cash and cash equivalents are comprised of the following:

	Year ended September 30,
	2025	2024
Cash and cash equivalents	6,358	781
Restricted cash	656	—
	7,014	781

The Company’s current portfolio consists of certain banker’s acceptance and high interest yielding savings accounts deposits. The majority of cash and cash equivalents are held with financial institutions, each of which had at September 30, 2025 a rating of R-1 mid or above.

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The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from prime plus 4.9% to 7.45%. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the US dollar and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non functional currencies. Cash held by the Company in US dollars on September 30, 2025, was $1,590 (September 30, 2024: $159).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain by $285 (September 30, 2024: $174).

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

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Disclosure control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures (“DC&P”), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting (“ICFR”), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results. Based on the evaluation of the design and operating effectiveness of the Company’s ICFR, the CEO and CFO concluded that the company’s ICFR was effective as at September 30, 2025.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant, other than those reported in the September 30, 2025 audited financial statements. Control deficiencies have been identified within the Company’s accounting and finance departments and its financial information systems over segregation of duties and user access respectively. Specifically, certain duties within the accounting and finance departments were not properly segregated due to the small number of individuals employed in these areas. To our knowledge, none of the control deficiencies has resulted in a misstatement to the financial statements. However, these deficiencies may be considered a material weakness resulting in a more-than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company’s condensed interim unaudited financial statements by the Company’s auditors and daily oversight by the senior management of the Company.

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15.	OTHER RISKS

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading “Risk Factors” in the Company’s AIF for the year ended September 30, 2025.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2025, is available on SEDAR and EDGAR.

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